510 Burrard St, 3rd Floor Date: April 14, 2020 Vancouver BC, V6C 3B9 www.computershare.com To: All Canadian Securities Regulatory Authorities Subject: SIERRA WIRELESS INC. Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer: Annual General and Special Meeting Meeting Type : (AMENDED) Record Date for Notice of Meeting : April 13, 2020 Record Date for Voting (if applicable) : April 13, 2020 Beneficial Ownership Determination Date : April 13, 2020 Meeting Date : May 21, 2020 Meeting Location (if available) : Richmond, BC Issuer sending proxy related materials directly to NOBO: No Issuer paying for delivery to OBO: Yes Notice and Access (NAA) Requirements: NAA for Beneficial Holders No NAA for Registered Holders No Voting Security Details: Description CUSIP Number ISIN COMMON 826516106 CA8265161064 Sincerely, Computershare Agent for SIERRA WIRELESS INC.